Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-132370 and 333-132370-01

NOTES | DEPOSITS | WARRANTS

Citigroup Funding Inc. Any Payments Due from Citigroup Funding Inc. Fully and Unconditionally Guaranteed by Citigroup Inc. Medium-Term Notes, Series D	2% Minimum Coupon Principal Protected Notes Based Upon the S&P 500® Index Due 2014

OFFERING SUMMARY

(Related to the Pricing Supplement No. 2008-MTNDD 359 Subject to Completion, Dated November 28, 2008)

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and related prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the related prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

November 28, 2008

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Principal Protected Notes

2% Minimum Coupon Principal Protected Notes

Based Upon the S&P 500® Index Due 2014

This offering summary contains a summary of the terms and conditions of the 2% Minimum Coupon Principal Protected Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering for important additional information. Capitalized terms used in this summary are defined in the section “Preliminary Terms” below.

Overview of the Notes

The 2% Minimum Coupon Principal Protected Notes Based Upon the S&P 500® Index (the “Notes”) are investments linked to an equity index offered by Citigroup Funding Inc. and have a maturity of approximately five years. The Notes are 100% principal protected if held to maturity and will pay a coupon per Coupon Period at a variable rate which will depend upon the closing value of the S&P 500® Index (the “Underlying Index”) on every Index Business Day in each Coupon Period but will not be less than 2% per Coupon Period.

For each Coupon Period, if the closing value of the Underlying Index on every Index Business Day during such Coupon Period does not exceed the related Starting Value by more than approximately 23% to 27% (to be determined on the Pricing Date) and the percentage change in the closing value of the Underlying Index from the first Index Business Day of the related Coupon Period through the last Index Business Day of the Coupon Period (the “Index Percentage Change”) is greater than 2%, the Coupon Amount you receive on the related Coupon Payment Date for each $10 Note you hold will be an amount based on the Index Percentage Change and will not be greater than approximately $2.30 to $2.70 (to be determined on the Pricing Date). If the closing value of the Underlying Index on any Index Business Day during such Coupon Period exceeds the related Starting Value by more than approximately 23% to 27% (to be determined on the Pricing Date) or if the Index Percentage Change is less than or equal to 2%, on the related Coupon Payment Date you will receive $0.20 (2% of $10 principal amount per Note) for each Note you hold.

Some key characteristics of the Notes include:

■

Principal Protection. Your initial investment is 100% principal protected only if you hold your Notes to maturity. Notes sold in the secondary market prior to maturity are not principal protected. If you hold your Note to maturity, you will receive at maturity an amount in cash equal to your initial investment plus the last Coupon Amount.

■

Periodic Income. A Coupon Amount is payable on December     , 2009; December     , 2010; December     , 2011; December     , 2012; and on the Maturity Date (each a “Coupon Payment Date”). The Coupon Amount payable on each Coupon Payment Date will depend upon the closing value of the Underlying Index during the related Coupon Period, will be based on the Index Percentage Change during such Coupon Period and will not be less than $0.20 (2% of $10 principal amount per Note) per Note. Thus, for each $10 principal amount Note held, you will receive on each Coupon Payment Date either:

(i) an amount equal to the product of (a) $10 and (b) the Index Percentage Change, if the closing value of the Underlying Index on every Index Business Day during the related Coupon Period is less than or equal to approximately 123% to 127% (to be determined on the Pricing Date) of the applicable Starting Value and if the Index Percentage Change is greater than 2%; or

(ii) an amount equal to $0.20 (2% of $10 principal amount per Note), in all other cases.

The total return on the Notes may be lower than that of a conventional fixed-rate debt security of Citigroup Funding of comparable maturity and can be as little as 10% for the approximately five year term of the Notes (on a simple-interest basis) if, during each Coupon Period, the closing value of the Underlying Index exceeds the related Starting Value by more than approximately 23% to 27% (to be determined on the Pricing Date) on any Index Business Day or the Index Percentage Change for such Coupon Period is less than or equal to 2%. In addition, you will not receive any dividend payments or other distributions, if any, made on the stocks included in the Underlying Index.

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Limited Participation in Potential Change in Value of the Underlying Index. The Notes allow investors to participate in only a portion of the growth potential of the Underlying Index, up to an increase of approximately 23% to 27% (to be determined on the Pricing Date) from the related Starting Value.

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Principal Protected Notes

Additionally, if the closing value of the Underlying Index on any Index Business Day during a Coupon Period exceeds the related Starting Value by more than approximately 23% to 27% (to be determined on the Pricing Date), then instead of participating in the potential appreciation of the Underlying Index, the Coupon Amount payable on the Notes, for the applicable Coupon Period, will be limited to $0.20 (2% of $10 principal amount per Note) per Note.

The Notes are not deposits or savings accounts, are not insured by the Federal Deposit Insurance Corporation

(“FDIC”) or by any other governmental agency or instrumentality, and are not guaranteed by the FDIC under the Temporary Liquidity Guarantee Program.

An investment in the Notes involves significant risks. You should refer to “Key Risk Factors for the Notes” below and “Risk Factors Relating to the Notes” in the pricing supplement related to this offering for a description of the risks.

Types of Investors

These Notes may be an appropriate investment for the following types of investors:

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Investors looking for exposure to the Underlying Index on a principal-protected basis who expect that the closing value of the Underlying Index on every Index Business Day during each Coupon Period will not exceed the related Starting Value by more than approximately 23% to 27% (to be determined on the Pricing Date);

■	Investors who are willing to earn a fixed return equal to $0.20 (2% of $10 principal amount per Note) per

Note, if the closing value of the Underlying Index on any Index Business Day during each Coupon Period exceeds the related Starting Value by more than approximately 23% to 27% (to be determined on the Pricing Date) or if the Index Percentage Change is less than or equal to 2%;

■

Investors who seek to add an equity index-linked investment to their portfolio for diversification purposes since an investment in the Notes may outperform fixed-income securities in a moderate equity market environment.

Commissions and Fees

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Notes, will receive an underwriting fee of $0.325 for each $10.000 Note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets not more than $0.300 from this underwriting fee for each Note they sell. Citigroup Global Markets will pay the

Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, a fixed sales commission of $0.300 for each Note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Note declines. You should refer to “Key Risk Factors” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the pricing supplement related to this offering for more information.

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Preliminary Terms

Security:	2% Minimum Coupon Principal Protected Notes Based Upon the S&P 500® Index Due 2014.
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.
Rating of the Issuer’s Obligations:	Aa3/AA- (Moody’s/S&P) based upon the Citigroup Inc. guarantee of payments due on the Notes and subject to change during the term of the Notes.
Principal Protection:	100% if held on the Maturity Date.
Pricing Date:	December , 2008.
Issue Date:	Approximately three Index Business Days after the Pricing Date.
Index Business Day:	An Index Business Day means a day, as determined by the Calculation Agent, on which the Underlying Index or any successor index is calculated and published and on which securities comprising more than 80% of the value of the index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.
Final Valuation Date:	Approximately five years after the Pricing Date.
Maturity Date:	Approximately five Index Business Days after the Final Valuation Date.
Issue Price:	$10 per Note.
Underlying Index:	The S&P 500® Index.
Maturity Payment:	For each $10 Note, $10 plus the last Coupon Amount.
Coupon Amount:

For each $10 Note:

(i) an amount equal to the product of (a) $10 and (b) the Index Percentage Change, if the closing value of the Underlying Index on every Index Business Day during the related Coupon Period is less than or equal to approximately 123% to 127% (to be determined on the Pricing Date) of the applicable Starting Value and if the Index Percentage Change is greater than 2%; or

(ii) an amount equal to $0.20 (2% of $10 principal amount per Note), in all other cases.

Index Percentage Change:

The Index Percentage Change for each Coupon Period will equal the percentage change in the closing value of the Underlying Index from the first Index Business Day of the related Coupon Period through the last Index Business Day of the Coupon Period, expressed as a percentage:

Ending Value — Starting Value

Starting Value

Starting Value:	The closing value of the Underlying Index on the first Index Business Day of the applicable Coupon Period.
Ending Value:	The closing value of the Underlying Index on the last Index Business Day of the applicable Coupon Period.
Coupon Periods:

The first Coupon Period begins on and includes the Pricing Date and ends on December     , 2009.

The second Coupon Period begins on and includes December     , 2009 and ends on December     , 2010.

The third Coupon Period begins on and includes December     , 2010 and ends on December     , 2011.

The fourth Coupon Period begins on and includes December     , 2011 and ends on December     , 2012.

The last Coupon Period begins on and includes December     , 2012, and ends on the Final Valuation Date.

Coupon Payment Dates:	Approximately 5 Index Business Days after the last Index Business Day of the applicable Coupon Period.
Listing:	The Notes will not be listed on any exchange.
Underwriting Discount:	3.25% (including the 3.00% Sales Commission defined below).
Sales Commission Earned:	$0.300 per Note for each Note sold by a Smith Barney Financial Advisor.
Sales Concession Granted:	Not to exceed $0.300 (to be determined on the Pricing Date) per Note for each Note sold by a dealer, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets.
Calculation Agent:	Citigroup Global Markets Inc.
CUSIP:

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Principal Protected Notes

Benefits of the Notes

■

Periodic Income. The Notes will provide investors with a minimum Coupon Amount of at least $0.20 (2% of $10 principal amount per Note) per Note per Coupon Period, and the Coupon Amount payable at the end of each Coupon Period will exceed $0.20 (2% of $10 principal amount per Note) if the closing value of the Underlying Index on every Index Business Day during such Coupon Period does not exceed the related Starting Value by more than approximately 23% to 27% (to be determined on the Pricing Date) and the Index Percentage Change is greater than 2%.

■

Principal Preservation. If you hold your Notes to maturity, at maturity you will receive at least your initial investment in the Notes plus the last Coupon Amount regardless of the closing value of the Underlying Index at any time, including the Ending Value during any Coupon Period.

■	Diversification Potential. The Notes are linked to the S&P 500® Index and may allow you to diversify an existing portfolio mix of deposits, stocks, bonds, mutual funds and cash.

Key Risk Factors

■

The Return on Your Notes May Be As Little As 2% Per Coupon Period. The Coupon Amount payable on each Coupon Payment Date will depend upon the closing value of the Underlying Index during the applicable Coupon Period, will be based on the Index Percentage Change during such Coupon Period and will not be less than $0.20 (2% of $10 principal amount per Note) per note. If (i) the closing value of the Underlying Index on any Index Business Day during the Coupon Period exceeds the related Starting Value by more than approximately 23% to 27% (to be determined on the Pricing Date), or (ii) the Index Percentage Change is less than or equal to 2%, then on the related Coupon Payment Date you will receive $0.20 (2% of $10 principal amount per Note) for each Note you hold. Because of the possibility of a return of 2% per Coupon Period, the Notes may provide less opportunity for return than an investment that would permit you to participate fully in the appreciation of the Underlying Index or an investment in some or all of the stocks included in the Underlying Index.

■

Appreciation May Be Limited. The Notes allow investors to participate in only a portion of the growth potential of the Underlying Index, up to an increase of approximately 23% to 27% (to be determined on the Pricing Date) from the related Starting Values. Additionally, if the closing value of the Underlying Index on any Index Business Day during a Coupon Period exceeds the related Starting Value by more than approximately 23% to 27% (to be determined on the Pricing Date), then instead of participating in the potential appreciation of the Underlying Index, the return on the Notes, for the applicable Coupon Period, will be limited to the minimum Coupon Amount of $0.20 (2% of $10 principal amount per Note) per Note.

■

The Volatility of the Value of the Underlying Index. Volatility is the term used to describe the size and frequency of market fluctuations in the value of the Underlying Index. Because the amount of the Coupon Amount payable on the Notes depends upon the value of the Underlying Index during each Coupon Period and may be based on the related ending value of the Underlying Index, the volatility of the value of the Underlying Index may result in your receiving a fixed return of 2% on the Notes for any or all of the Coupon Periods. Although past price volatility is not indicative of future price volatility, see “Description of the S&P 500® Index—Historical Data on the S&P 500® Index” in this offering summary for more information on the historical value of the Underlying Index.

■

Potential for a Lower Comparable Yield. The Coupon Amount payable for each Coupon Period, which can be as little as $0.20 (2% of $10 principal amount per Note) per Note, will depend on the closing values of the Underlying Index during such Coupon Period and will be based on the Index Percentage Change. As a result, the yield on the Notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

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Relationship to the Underlying Index. You will have no rights against the publisher of the Underlying Index even though the market value of the Notes and the Coupon Amount you receive on a Coupon Payment Date depends on the closing values of the Underlying Index of the related Coupon Period. The index publisher is not involved in the offering of the Notes and has no obligation relating to the Notes. In addition,

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you will have no voting rights and will not receive any dividend or other distributions, if any, with respect to the stocks included in the Underlying Index.

■

Exchange Listing and Secondary Market. The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. Although Citigroup Global Markets Inc. intends to make a secondary market in the Notes, it is not obligated to do so.

■

The Resale Value of the Notes May Be Lower Than Your Initial Investment. Due to, among other things, changes in the prices of and dividend yields on the stocks included in the Underlying Index, interest rates, the earnings performance of the issuers of the stocks included in the Underlying Index, other economic conditions and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price of $10 per Note.

You could receive substantially less than your initial investment if you sell your Notes.

■

Fees and Conflicts. Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the stocks included in the Underlying Index or other instruments, such as options, swaps or futures, based upon the Underlying Index or the stocks included in the Underlying Index, by one or more of its affiliates and may receive a profit from these activities, even if the value of the Notes declines. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’s role as the Calculation Agent for the Notes may result in a conflict of interest.

■	Citigroup Inc. Credit Risk. The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

Description of the S&P 500® Index

Unless otherwise stated, we have derived all information regarding the S&P 500® Index provided in this offering summary, including its composition, method of calculation and changes in components, from Standard & Poor’s (“S&P”) publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500® Index at any time. None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the S&P 500® Index.

The S&P 500® Index is published by S&P and is intended to provide a performance benchmark for the U.S. equity markets. S&P chooses companies for inclusion with an aim of achieving a distribution by broad industry groupings. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the S&P 500® Index reflects the performance of the U.S. equity markets.

As of October 31, 2008, the common stocks of 419 of the 500 companies included in the S&P 500® Index were listed on the New York Stock Exchange (the “NYSE”). As of October 31, 2008, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 76% of the U.S. equities market. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of October 31, 2008, the 500 companies included in the S&P 500® Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the percentage of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (8.2%), Consumer

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Principal Protected Notes

Staples (12.9%), Energy (13.1%), Financials (14.9%), Health Care (13.9%), Industrials (11.0%), Information Technology (15.7%), Materials (3.1%), Telecommunication Services (3.3%) and Utilities (3.8%).

S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

THE S&P 500® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

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Principal Protected Notes

Historical Data on the S&P 500® Index

Monthly High and Low Closing Values

The following table sets forth the high and low closing values of the S&P 500® Index for each month in the period from January 2003 through November 2008. These historical data on the S&P 500® Index are not indicative of the future performance of the S&P 500®

Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the S&P 500® Index during any period set forth below is not an indication that the S&P 500® Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2003		2004		2005		2006		2007		2008
	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
January	931.66	844.61	1155.37	1108.48	1202.08	1163.75	1294.18	1261.49	1440.13	1409.71	1447.16	1310.50
February	860.32	817.37	1157.76	1126.52	1211.37	1184.16	1294.12	1254.78	1459.68	1399.04	1395.42	1326.45
March	895.79	800.73	1156.86	1091.33	1225.31	1165.36	1307.25	1272.23	1437.50	1374.12	1352.99	1273.37
April	919.02	858.48	1150.57	1107.30	1191.14	1137.50	1311.56	1285.33	1495.42	1424.55	1397.84	1328.32
May	963.59	916.30	1121.53	1084.10	1198.78	1154.05	1325.76	1256.58	1530.62	1486.30	1426.63	1375.93
June	1011.66	967.00	1144.06	1116.64	1216.96	1190.69	1288.22	1223.69	1539.18	1490.72	1404.05	1278.38
July	1007.84	978.80	1128.94	1084.07	1243.72	1194.44	1280.19	1234.49	1553.08	1455.27	1284.91	1214.91
August	1008.01	965.46	1107.77	1063.23	1245.04	1205.10	1304.28	1265.95	1497.49	1406.70	1305.32	1249.01
September	1039.58	995.97	1129.30	1103.52	1241.48	1210.20	1339.15	1294.02	1531.38	1451.70	1277.58	1106.39
October	1050.71	1018.22	1142.05	1094.81	1226.70	1176.84	1389.08	1331.32	1565.15	1500.63	1161.06	848.92
November	1059.02	1033.65	1184.17	1130.51	1268.25	1202.76	1406.09	1364.30	1520.27	1407.22	1005.75	752.44
December	1111.92	1059.05	1213.55	1177.07	1272.74	1248.29	1427.09	1396.71	1515.96	1445.90

Historical Graph

The following graph illustrates the historical performance of the Underlying Index based on the daily closing values from January 2, 2003 to November 28, 2008. Past values of the Underlying Index are not indicative of future values of the Underlying Index.

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Principal Protected Notes

On November 28, 2008, the closing value of the Underlying Index was 896.24.

Additional information on the Underlying Index, including its makeup, method of calculation and changes in its components, is included in the pricing supplement related to this offering under “Description of the S&P 500® Index.” All such disclosures in the pricing supplement and the information on the Underlying Index provided in this Offering Summary are derived from publicly available information. None of Citigroup Funding, Citigroup Inc., or Citigroup Global Markets assumes any responsibility for the accuracy or completeness of such information. You should also be aware that an investment in the Notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the Underlying Index.

License Agreement

S&P and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the Notes.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this offering summary.

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the Notes. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the Notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP FUNDING.”

All disclosures contained in this offering summary regarding the S&P 500® Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

Hypothetical Coupon Amounts

The Coupon Amount payable for each Coupon Period, which can be as little as $0.20 (2% of $10 principal amount per Note) per Note, will depend on the closing values of the Underlying Index on every Index Business Day during such Coupon Period and will be based on the Index Percentage Change.

Because the closing value of the Underlying Index may be subject to significant variations during each Coupon Period, it is not possible to present a chart or table illustrating a complete range of possible Coupon Amounts. The examples of hypothetical Coupon

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Amounts set forth below are intended to illustrate the effect of different Ending Values of the Underlying Index on the return of the Notes for each Coupon Period, which depends on whether there has been a closing value of the Underlying Index on any Index Business Day during such Coupon Period greater than 125% of the related Starting Value and on the Index Percentage Change. All of the hypothetical examples assume an investment in the Notes of $10, that the applicable Starting Value is 900, that the threshold for determining whether holders will receive a return based on the Index Percentage Change or the fixed return of 2% is 125% of the applicable Starting Value, that 125% of the applicable Starting Value is 1125, that the term of the Coupon Period is one year and that an investment is made on the initial Issue Date and held to the Coupon Payment Date.

As demonstrated by the examples below, if the hypothetical closing value of the Underlying Index on every Index Business Day during each Coupon Period is less than or equal to 1125, the return for such Coupon Period will be equal to the Index Percentage Change, and so long as the hypothetical applicable Ending Value is greater than the hypothetical applicable Starting Value and the Index Percentage Change is greater than 2%, the Coupon Amount will be greater than $0.20 (2% of $10 principal amount per Note) per Note. If, however, the hypothetical closing value of the Underlying Index on any Index Business Day during any Coupon Period is greater than 1125, the Coupon Amount for such Coupon Period will be equal to $0.20 (2% of $10 principal amount per Note) per Note, regardless of whether the hypothetical applicable Ending Value is greater than or less than the hypothetical applicable Starting Value. The hypothetical return for each Coupon Period provided in the examples is only relevant to such Coupon Period. A hypothetical return for one Coupon Period is no indication of such return for a subsequent Coupon Period.

Hypothetical Starting Value of the S&P 500® Index for Coupon Period	Hypothetical Ending Value of the S&P 500® Index for Coupon Period	Hypothetical Index Percentage Change	No Closing Value Above Upside Threshold	A Closing Value Above Upside Threshold

			Hypothetical Coupon Amount Payable	Hypothetical Coupon Amount Payable
900.00	405.00	-55.0%	2.0%	2.0%
900.00	450.00	-50.0%	2.0%	2.0%
900.00	495.00	-45.0%	2.0%	2.0%
900.00	540.00	-40.0%	2.0%	2.0%
900.00	585.00	-35.0%	2.0%	2.0%
900.00	630.00	-30.0%	2.0%	2.0%
900.00	675.00	-25.0%	2.0%	2.0%
900.00	720.00	-20.0%	2.0%	2.0%
900.00	765.00	-15.0%	2.0%	2.0%
900.00	810.00	-10.0%	2.0%	2.0%
900.00	855.00	-5.0%	2.0%	2.0%
900.00	900.00	0.0%	2.0%	2.0%
900.00	918.00	2.0%	2.0%	2.0%
900.00	945.00	5.0%	5.0%	2.0%
900.00	990.00	10.0%	10.0%	2.0%
900.00	1,035.00	15.0%	15.0%	2.0%
900.00	1,080.00	20.0%	20.0%	2.0%
900.00	1,125.00	25.0%	25.0%	2.0%
900.00	1,170.00	30.0%	NA	2.0%
900.00	1,215.00	35.0%	NA	2.0%
900.00	1,260.00	40.0%	NA	2.0%

The examples are for purposes of illustration only. The actual Coupon Amount for each Coupon Period will depend on the actual closing values, the actual applicable Starting Value, the actual applicable Ending Value and the actual threshold for determining whether holders will receive a return based on the Index Percentage Change or the fixed return of 2% and other relevant parameters.

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Principal Protected Notes

Hypothetical Total Return on the Notes

The total return on the Notes will depend on the Coupon Amount for each of the five Coupon Periods during the term of the Notes. Each Coupon Amount payable for each Coupon Period, which can be as little as $0.20 (2% of $10 principal amount per Note) per Note, will depend on the closing value of the Underlying Index on every Index Business Day during such Coupon Period and will be based on the Index Percentage Change. Because the closing value of the Underlying Index may be subject to significant variations during each Coupon Period, it is not possible to present graphs illustrating a complete range of possible total returns on the Notes. The example of a hypothetical total return on the Notes set forth below is intended to illustrate the effect of different Coupon Amounts on the total return on the Notes, which each depends on whether there has been a closing value of the Underlying Index on any Index Business Day during each Coupon Period greater than 125% of the applicable Starting Value and on the Index Percentage Change. All of the hypothetical examples below assume an investment in the Notes of $10; that the threshold for determining whether holders will receive a return based on the Index Percentage Change during each Coupon Period or the fixed return is 125% of the applicable Starting Value during such Coupon Period; that the term of the Notes is five years and that an investment is made on the initial Issue Date and held to the Maturity Date.

Hypothetical Coupon Period 1: During the first Coupon Period, the closing value of the Underlying Index on every Index Business Day during such Coupon Period is less than or equal to 125% of the applicable Starting Value, and the Index Percentage Change is less than 2%.

■	Starting Value: 900.00

■	Ending Value: 810.00

■	Index Percentage Change: -10.00%

■	Coupon Amount: $0.20 (2% of $10 principal amount per Note) per Note

Hypothetical Coupon Period 2: During the second Coupon Period, the closing value of the Underlying Index on every Index Business Day during such Coupon Period is less than or equal to 125% of the applicable Starting Value, and the Index Percentage Change is greater than 2%.

■	Starting Value: 810.00

■	Ending Value: 972.00

■	Index Percentage Change: 20.00%

■	Coupon Amount: $2.00 per Note

Hypothetical Coupon Period 3: During the third Coupon Period, the closing value of the Underlying Index on any Index Business Day during such Coupon Period is greater than 125% of the applicable Starting Value, and the Index Percentage Change is greater than 2%.

■	Starting Value: 972.00

■	Ending Value: 1215.00

■	Index Percentage Change: 25.00%

■	Coupon Amount: $0.20 (2% of $10 principal amount per Note) per Note

12 |	CitiFirst a family of smart investments
Principal Protected Notes

Hypothetical Coupon Period 4: During the fourth Coupon Period, the closing value of the Underlying Index on any Index Business Day during such Coupon Period is greater than 125% of the applicable Starting Value, and the Index Percentage Change is less than 2%.

■	Starting Value: 1215.00

■	Ending Value: 1154.25

■	Index Percentage Change: -5.00%

■	Coupon Amount: $0.20 (2% of $10 principal amount per Note) per Note

Hypothetical Coupon Period 5: During the last Coupon Period, the closing value of the Underlying Index on every Index Business Day during such Coupon Period is less than or equal to 125% of the applicable Starting Value, and the Index Percentage Change is less than 2%.

■	Starting Value: 1154.25

■	Ending Value: 1165.79

■	Index Percentage Change: 1.00%

■	Coupon Amount: $0.20 (2% of $10 principal amount per Note) per Note

Total Return on the Underlying Index (assuming
a 3.5% annualized dividend yield of the
Underlying Index and not reinvested):	47.03%
Total Return on the Notes:	28.00% on a simple interest basis

The examples are for purposes of illustration only. The actual total return on the Notes, if any, will depend on the actual Coupon Amount payable on each Coupon Payment Date.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets. Investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement for additional information relating to U.S. federal income tax and to their tax advisors to determine tax consequences particular to their situation.

■	Amounts received as contingent coupons on the Notes will be taxable to a U.S. holder as ordinary interest at the time such payments are accrued or received.

■

Any gain or loss upon the sale or disposition of the Note will be capital gain or loss equal to the difference between the amount realized on the sale or disposition and the U.S. holder’s tax basis in such Note. Such gain or loss will be long-term capital gain or loss if the holder has held the Note for more than one year at the time of disposition.

In the case of a holder of the Notes that is not a U.S. person, all payments made with respect to the Notes, if any, and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS Form W-8BEN or substitute form), and such payments or gain are not effectively connected with a U.S. trade or business of such holder, and such gain is not realized by an individual that is present in the United States for 183 days or more in the taxable year of the sale or disposition.

Notes beneficially owned by a non-U.S. holder who at the time of death is neither a resident nor a citizen of the United States should not be subject to U.S. federal estate taxes.

You should refer to the pricing supplement for additional information relating to U.S. federal income tax treatment and should consult your own tax advisors to determine tax consequences particular to your situation.

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Principal Protected Notes

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Additional Considerations

If the closing value of the Underlying Index is not available on any relevant Index Business Day, the Calculation Agent may determine the relevant closing value in accordance with the procedures set forth in the pricing supplement related to this offering. In addition, if the Underlying Index is discontinued, the Calculation Agent may determine the relevant closing value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the value of the Underlying Index prior to any such discontinuance. You should refer to the sections “Description of the Notes—Coupon Amount,” “—Discontinuance of the S&P 500® Index” and

“—Alteration of Method of Calculation” in the related pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform with the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

“Standard and Poor’s®,” “S&P 500®,” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. These trademarks have been licensed for use for certain purposes by Citigroup Funding Inc. The Notes have not been passed on by Standard & Poor’s or the McGraw-Hill Companies. The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any warranties or bears any liability with respect to the Notes.

14 |	CitiFirst a family of intelligent investments Principal Protected Notes

Notes

CitiFirst is the family name for Citi’s offering of financial investments including notes, deposits and warrants. Tailored to meet the needs of a broad range of investors, these investments fall into three categories, each with a defined level of principal protection.

Five symbols represent the assets underlying CitiFirst Investment products. When depicting a specific product, the relevant underlying asset will be shown as a symbol on the cube.

© 2008 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.